SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed	6

today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission regarding a transaction of our wholly-owned subsidiary, ePLDT, Inc. involving 117,518,475 shares of Philweb Corporation.

Exhibit 1

December 13, 2013

Philippine Stock Exchange
Listings and Disclosure Group
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

This relates to our disclosure dated July 10, 2012, regarding the execution of a Share Purchase Agreement by ePLDT, Inc. (“ePLDT”), a wholly-owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”), and Philweb Corporation (“Philweb”) covering the sale by ePLDT of its 397,892,307 common shares to Philweb (the “Transaction”). These shares represent approximately 27% of the then outstanding capital stock of Philweb.

The Transaction involves four tranches, the first of which covering 93,457,944 Philweb shares was transacted last July 13, 2012 at the facilities of the Exchange, at a price of Php10.70 per share. The second tranche covering 93,457,944 Philweb shares was transacted on October 19, 2012 by ePLDT and Philweb Casino Corporation (“PCC”), a wholly-owned subsidiary of Philweb and assignee of its obligations under the Share Purchase Agreement, also at a price of Php10.70 per share. The third tranche covering 93,457,944 Philweb shares was transacted on June 13, 2013 by ePLDT and PCC at a price of Php10.8632 per share (computed at a base price of Php10.70 per share with an adjustment of 3% per annum).

On December 13, 2013, ePLDT and PCC transacted the fourth and last tranche of Philweb shares totaling 117,518,475 shares by means of a special block sale through the facilities of the Exchange. The total price paid for this fourth tranche is approximately Php1.296 billion or Php11.0264 per share computed at a base price of Php10.70 per share with an adjustment of 3% per annum.

Very truly yours,

/s/Melissa V. Vergel De Dios
MELISSA V. VERGEL DE DIOS
First Vice President

Exhibit 1

December 13, 2013

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Acting Director – Corporate Governance & Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of our letter dated December 13, 2013 to the Philippine Stock Exchange, Inc. regarding a transaction of our wholly-owned subsidiary, ePLDT, Inc. involving 117,518,475 shares of Philweb Corporation.

Very truly yours,

/s/Melissa V. Vergel De Dios
MELISSA V. VERGEL DE DIOS
First Vice President

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,012 As of November 30, 2013	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. December 13, 2013

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

Attached hereto is a copy of our letter dated December 13, 2013 to the Philippine Stock Exchange, Inc. regarding a transaction of our wholly-owned subsidiary, ePLDT, Inc. involving 117,518,475 shares of Philweb Corporation.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/Melissa V. Vergel De Dios
MELISSA V. VERGEL DE DIOS
First Vice President
December 13, 2013

Exhibit 1

December 13, 2013

Philippine Stock Exchange
Listings and Disclosure Group
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

This relates to our disclosure dated July 10, 2012, regarding the execution of a Share Purchase Agreement by ePLDT, Inc. (“ePLDT”), a wholly-owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”), and Philweb Corporation (“Philweb”) covering the sale by ePLDT of its 397,892,307 common shares to Philweb (the “Transaction”). These shares represent approximately 27% of the then outstanding capital stock of Philweb.

The Transaction involves four tranches, the first of which covering 93,457,944 Philweb shares was transacted last July 13, 2012 at the facilities of the Exchange, at a price of Php10.70 per share. The second tranche covering 93,457,944 Philweb shares was transacted on October 19, 2012 by ePLDT and Philweb Casino Corporation (“PCC”), a wholly-owned subsidiary of Philweb and assignee of its obligations under the Share Purchase Agreement, also at a price of Php10.70 per share. The third tranche covering 93,457,944 Philweb shares was transacted on June 13, 2013 by ePLDT and PCC at a price of Php10.8632 per share (computed at a base price of Php10.70 per share with an adjustment of 3% per annum).

On December 13, 2013, ePLDT and PCC transacted the fourth and last tranche of Philweb shares totaling 117,518,475 shares by means of a special block sale through the facilities of the Exchange. The total price paid for this fourth tranche is approximately Php1.296 billion or Php11.0264 per share computed at a base price of Php10.70 per share with an adjustment of 3% per annum.

Very truly yours,

/s/Melissa V. Vergel De Dios
MELISSA V. VERGEL DE DIOS
First Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Melissa V. Vergel De Dios

Name : Melissa V. Vergel De Dios Title : First Vice President

Date: December 13, 2013